Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

June 23, 2023

Via EDGAR

Suying Li

Joel Parker

Alyssa Wall

Donald Field

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	New Whale Inc. and World Wrestling Entertainment, Inc.
Registration Statement on Form S-4
Filed May 12, 2023
File Nos. 333-271893 and 333-271893-01

Ladies and Gentlemen:

On behalf of our clients, New Whale Inc. and World Wrestling Entertainment, Inc. (the “Companies”), set forth below are responses to the comments (the “Comments”) of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) set forth in the Staff’s letter of June 8, 2023 (the “Comment Letter”) with respect to the Companies’ registration statements on Form S-4, File Nos. 333-271893 and 333-271893-01, filed with the Commission on May 12, 2023 (the “Registration Statements”).

In connection with this letter responding to the Comment Letter, the Companies are concurrently filing Amendment No. 1 to the Registration Statements (“Amendment No. 1”). In addition to changes made to reflect the responses contained in this letter, Amendment No. 1 also includes other changes that are intended to update the information contained therein.

For the convenience of the Staff, the Companies have restated in this letter each of the Comments in bold and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined herein have the meanings given to such terms in Amendment No. 1. All references to page numbers and captions correspond to the page numbers and captions included in Amendment No. 1, unless (i) otherwise indicated and (ii) for those page numbers and captions in the Comments which refer to the page numbers and captions of the Registration Statements.

The Companies have asked us to convey the following as their responses to the Staff:

1.

Please refer to the information statement/prospectus cover page and letter to stockholders. Please revise the cover page to disclose that New PubCo will be a controlled company. Please identify the controlling stockholder(s), i.e. Endeavor, and disclose the percentage of voting power to be held by such stockholder following the transactions and offering and, if true, that this stockholder will have the ability to determine all matters requiring approval by stockholders.

Response to Comment 1: The Companies acknowledge the Staff’s comment and in response have revised the disclosure on the Cover Page of Amendment No. 1.

Suying Li

Joel Parker

Alyssa Wall

Donald Field

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

2.

Please revise this Question and Answer or add a new Question and Answer to disclose the equity stake and voting power which former public stockholders of WWE will own following the closing of the transactions. In this regard, we note that the phrase “former securityholders of WWE” is used, which includes the ownership of former insiders of WWE. Please include enough information so that public stockholders of WWE can fully understand how the transactions will affect their equity stake and voting power in New PubCo. Lastly, please also revise the chart on page 11 to disclose the applicable percentages. In this regard, we note that Endeavor is expected to own 51% of the voting power of New PubCo and 51% of the economic interests in HoldCo and Mr. McMahon is expected to own 17% of the voting power of New PubCo and 17% of the economic interests in HoldCo and 34% of the economic ownership of New PubCo.

Response to Comment 2: The Companies acknowledge the Staff’s comment and in response have revised the disclosure on pages 3, 4, 62, 83 and 86 of Amendment No. 1.

3.

We note references throughout the information statement/prospectus to the possibility of a post-closing dividend to new securityholders of New PubCo Class A common stock. Please revise this Question and Answer to discuss such post-closing cash dividend. With respect to any post-closing cash dividend, please revise to quantify the amount payable to Mr. McMahon versus former public stockholders of WWE.

Response to Comment 3: The Companies acknowledge the Staff’s comment and in response have revised the disclosure on pages 5, 6, 68 and 85 of Amendment No. 1.

4.

We note that New PubCo will be a controlled company after the transactions. We also note that Endeavor is entitled to certain fees under the Services Agreement from WWE and UFC following the closing. Please revise to quantify the service fees that will be paid to this controlling shareholder.

Response to Comment 4: The Companies acknowledge the Staff’s comment and in response have revised the disclosure on pages 23 and 183 of Amendment No. 1.

5.

We note that UFC is carrying a significant amount of debt with variable interest rates. Please expand your discussion of interest rates to specifically identify the impact of rate increases on UFC’s operations and how UFC’s business has been affected.

Response to Comment 5: The Companies acknowledge the Staff’s comment and in response have revised the disclosure on page 54 of Amendment No. 1.

6.

We note your disclosure regarding potential conflicts of interest arising from certain of New PubCo’s executive officers and directors’ equity holdings in Endeavor. Please revise your disclosure to identify these individuals.

Response to Comment 6: The Companies acknowledge the Staff’s comment and in response have revised the disclosure on page 67 of Amendment No. 1.

Suying Li

Joel Parker

Alyssa Wall

Donald Field

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

7.	Please expand your disclosure regarding the negotiations with Endeavor to clarify how negotiations initially began and by whom they were initiated.

Response to Comment 7: The Companies acknowledge the Staff’s comment and in response have revised the disclosure on pages 87 and 88 of Amendment No. 1.

8.

We note your disclosure regarding the potential synergies considered by the parties to the transactions. Please elaborate on these synergies, including a description of the synergies, a quantification of the synergies to the extent possible, and any material assumptions underlying the synergies.

Response to Comment 8: The Companies acknowledge the Staff’s comment and in response have revised the disclosure on pages 89, 91, 96 and 108 of Amendment No. 1.

9.

We note your disclosure throughout the background of the transactions emphasizing the importance of Mr. McMahon’s delivery of a written consent upon finalization of the transaction structure and agreements, which was delivered on April 2, 2023. We also note the resolutions of the WWE Board of Directors recommending that WWE stockholders adopt the transaction agreement. We also note that WWE is not soliciting votes or proxies from its public shareholders, as Mr. McMahon’s written consent constituted a majority approval of the transactions. Please expand your discussion and WWE Board of Directors’ decision-making to include how they considered the interests of the non-majority public WWE shareholders, i.e. the absence of a majority of the minority vote condition.

Response to Comment 9: The Companies acknowledge the Staff’s comment and in response have revised the disclosure on pages 92, 96, 102 and 103 of Amendment No. 1.

10.

We note your disclosure on page 103 that in preparing the WWE management forecasts, WWE management made certain assumptions and estimates regarding, among other things, timing and terms of domestic and international media rights renewals, growth in live event attendance and sponsorship revenue, increases in site fees and other factors driving expected revenues, as well as anticipated expenditure on labor, production-related expenses, royalty and license fees, production-related expenses, selling, general and administrative expenses and taxes. However, it does not appear that you have actually disclosed any material assumptions or estimates. Please revise to disclose all material assumptions and estimates which underlie the disclosed projections for WWE and UFC.

Response to Comment 10: The Companies acknowledge the Staff’s comment and in response have revised the disclosure on pages 104 to 108 of Amendment No. 1.

11.

We note your disclosure that UFC generates revenue from four principal activities: media rights and content, live events, sponsorship and consumer products licensing. To the extent possible, please revise to provide quantification regarding each activity’s percentage contribution to UFC’s overall revenue for the periods included in the registration statement.

Response to Comment 11: The Companies acknowledge the Staff’s comment and in response have revised the disclosure on pages 187, 188, 198 and 199 of Amendment No. 1.

Suying Li

Joel Parker

Alyssa Wall

Donald Field

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

12.

We note your disclosure that “UFC’s fanbase is young, diverse and has above average income, which makes UFC a valued partner for sponsors looking to access this attractive demographic.” Please provide support for your statement regarding the composition of UFC’s fanbase.

Response to Comment 12: In response to the Staff’s comment, the Companies advises the Staff that UFC is concurrently submitting for the Staff’s review, under separate cover, support for the referenced statement.

13.	Please provide support for your statement that UFC is “the largest PPV event provider in the world.”

Response to Comment 13: In response to the Staff’s comment, the Companies advises the Staff that UFC is concurrently submitting for the Staff’s review, under separate cover, support for the referenced statement.

14.

You attribute the changes in revenue over the reporting periods to multiple sources and factors. Please expand your results of operations discussion to quantify the amount of changes contributed by each underlying source and factor that you identified. Refer to Item 303 of Regulation S-K.

Response to Comment 14: The Companies acknowledge the Staff’s comment and in response have revised the disclosure on pages 198 and 199 of Amendment No. 1.

15.

Your direct operating costs decreased in 2022 from 2021 despite an increase in revenue during the same period. Please expand your discussion to explain the inverse relationship between the changes in revenue and direct operating costs. Refer to Item 303 of Regulation S-K.

Response to Comment 15: The Companies acknowledge the Staff’s comment and in response have revised the disclosure on page 199 of Amendment No. 1.

16.	Please tell us how you determined that the fair value of the property, buildings and equipment was equal to its carrying amount.

Response to Comment 16: The Companies acknowledge the Staff’s comment and note that the fair value adjustments related to WWE’s property, buildings and equipment in the pro forma financial statements are currently in process. Additional information is necessary to finalize our assessment and some information may not be available until the closing of the Transactions. However, as the majority WWE’s property, buildings and equipment relate to the new headquarters facility in Stamford, CT, we do not expect the fair value adjustments related to property, buildings and equipment to be significant. The Companies have revised Note 2 to include a reference to property, buildings and equipment.

Suying Li

Joel Parker

Alyssa Wall

Donald Field

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

17.	Refer to adjustment 4(j). Please tell us your calculation of the $4,865,677 to record the pro forma nonredeemable non-controlling interests.

Response to Comment 17: The pro forma balance sheet included in Amendment No. 1 has been updated to March 31, 2023. The Companies calculated the pro forma nonredeemable non-controlling interests as of March 31, 2023 as follows:

New PubCo pro forma combined assets	$13,527,072
New PubCo pro forma combined liabilities	4,315,529

New PubCo pro forma combined net assets	9,211,543
Adjustment to remove New PubCo net deferred tax liability	505,988	a

HoldCo pro forma net assets attributable to nonredeemable non-controlling interests	$9,717,532

Multiplied by EDR OpCo’s economic ownership interest in HoldCo	52%	b

New PubCo pro forma nonredeemable non-controlling interests	$5,026,288

a

100% of the economic interest related to the net deferred tax liability recorded as a result of purchase accounting for the acquisition of WWE as well as the establishment of HoldCo taxable temporary differences (as Holdco was historically a limited liability company taxed as a partnership) is attributable to New PubCo shareholders.

b

Represents EDR OpCo’s economic ownership interest in HoldCo assuming the Transactions and the Convertible Debt Transactions occurred as of March 31, 2023 and no Other WWE equity securities are converted into New PubCo Class A common stock.

This same methodology was used to calculate the pro forma nonredeemable non-controlling interests as of December 31, 2022.

Suying Li

Joel Parker

Alyssa Wall

Donald Field

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

18.

We note your disclosure regarding the interests of WWE’s directors and executive officers in the transactions, including your disclosure that the WWE Board “carefully considered” the interests during the deliberations regarding the merits of the transactions. Please expand your disclosure to specifically state how the interests of the directors and executive officers, including the sales bonuses, were considered by the WWE Board.

Response to Comment 18: The Companies acknowledge the Staff’s comment and in response have revised the disclosure on pages 95 and 232 of Amendment No. 1.

19.

Please provide a tax opinion covering the material federal tax consequences of the transactions to the holders of WWE’s securities and revise your disclosure accordingly to tailor it to address the material federal tax consequences of the transactions to those public investors. Please refer to Item 601(b)(8) of Regulation S-K, per Item 21(a) of Form S-4. For guidance in preparing the opinion and related disclosure, please refer to Section III of Staff Legal Bulletin No. 19. Additionally, we note the summary of the tax opinion to be delivered by Paul, Weiss, Rifkind, Wharton & Garrison LLP to be filed as Exhibit 8.1 does not appear to address the above referenced form requirement to address the material federal tax consequences of the transaction to the public investors. Lastly, please also revise the section throughout to remove any inappropriate disclaimers or limitations on reliance. Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

Response to Comment 19: The Companies acknowledge the Staff’s comment and in response have revised the disclosure on pages 240 and 241 of Amendment No. 1, and have filed a tax opinion as Exhibit 8.1 to the Registration Statements.

Suying Li

Joel Parker

Alyssa Wall

Donald Field

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

20.

You refer to the international nature of UFC’s business, including business in Russia. Please describe the direct or indirect impact of Russia’s invasion of Ukraine on your business. In addition, please also consider any impact:

•

resulting from sanctions, limitations on obtaining relevant government approvals, currency exchange limitations, or export or capital controls, including the impact of any risks that may impede your ability to sell assets located in Russia, Belarus, or Ukraine, including due to sanctions affecting potential purchasers;

•

resulting from the reaction of your investors, employees, customers, and/or other stakeholders to any action or inaction arising from or relating to the invasion, including the payment of taxes to the Russian Federation; and

•	that may result if Russia or another government nationalizes your assets or operations in Russia, Belarus, or Ukraine.

If the impact is not material, please explain why.

Response to Comment 20: In response to the Staff’s comment, the Companies respectfully advise the Staff that UFC does not engage in any business in or with persons or companies located in Russia or Ukraine that UFC considers to be material, nor have the operations of UFC been materially impacted directly or indirectly by Russia’s invasion of Ukraine. For the year ended December 31, 2022 and for the three month period ended March 31, 2023, the Russia Subsidiary (as defined in registration statement) accounted for less than 0.60% of the total revenues of the UFC business. To the extent the invasion has impacted, or will continue to impact, economic conditions generally, UFC does not believe its business has been, or will be in the future, disproportionately impacted relative to other companies generally or to other companies within the same industry.

* * * *

Suying Li

Joel Parker

Alyssa Wall

Donald Field

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3220 or Benjamin Goodchild at (212) 373-3647.

Sincerely,

/s/ Kyle T. Seifried
Kyle T. Seifried

cc:	Maurice F. Edelson

New Whale Inc.

World Wrestling Entertainment, Inc.

Scott A. Barshay

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Chelsea N. Darnell

Jonathan L. Davis

Edward J. Lee

Kirkland & Ellis LLP

Seth Krauss

Endeavor Group Holdings, Inc.

Justin G. Hamill

Michael V. Anastasio

Latham & Watkins LLP